SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

[redacted]

08005527

SEC Mail Processing

OCT 20 2008

Washington, DC
111

October 10, 2008

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published October 1,8 and 10, 2008.

Best regards,
Skanska AB

Marianne Bergström

PROCESSED
OCT 28 2008
THOMSON REUTERS

SUPPL

Published	Item	Document name	Required by
October 1, 2008	Press Release	Skanska to build hospital in Michgan for USD 56 M, SEK 340 M	law and by the listing agreement with Stockholm Stock Exchange
October 1, 2008	Press Release	Skanska to build motorway in Czech Republic for SEK 890 M, CZK 2.35 billion	law and by the listing agreement with Stockholm Stock Exchange
October 8, 2008	Press Release	Skanska sells Chalmers Science park in Gothenburg – gain amounting to SEK 62 M	law and by the listing agreement with Stockholm Stock Exchange
October 10, 2008	Press Release	Skanska's contract for tunnel through Hallandsås increased by SEK 600 M	law and by the listing agreement with Stockholm Stock Exchange

dw 10/23

SKANSKA

Press Release

October 10, 2008
11:00 am CET

Skanska's contract for tunnel through Hallandsås increased by SEK 600 M

The Skanska-led consortium Skanska-Vinci HB's contract to construct the dual-track railway tunnel through Hallandsås has been increased. Skanska's share of the increased contract amounts to SEK 600 M, which is included in order bookings for the fourth quarter. The customer is Banverket (Swedish Railway Administration).

The increased contract arose due to the complicated rock structure at Hallandsås, which could not be foreseen. As a result, tunnel drilling equipment is wearing more than anticipated, while progress is taking longer. Approximately 57 percent of the main tunnel is now constructed and Skanska-Vinci's portion of the work is expected to be completed in 2014.

"We are not pleased that the project is delayed. However, we now have agreed on a solution with which both parties are satisfied. We also consider that we have a functioning technical solution and that the project can be executed in an environmentally safe manner. This important project will increase the competitiveness of train traffic on the West Coast line (Västkustbanan)," says Anders Rehnström, Project Director, Skanska-Vinci.

For more information about the project, please refer to Banverket's website for Project Hallandsås at www.banverket.se/hallandsas

Skanska Sweden is one of the largest construction companies in Sweden with operations in the building and civil engineering area. The company has approximately 11,000 employees and generated revenues totaling about SEK 27 billion in 2007. In Sweden, Skanska is also active in the development of residential and commercial premises.

For further information please contact:

Kenneth Nilsson, vice President, Skanska Sweden, +46 31 771 13 05
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

SKANSKA

Press Release

October 8, 2008
08:30 am CET

Skanska sells Chalmers Science Park in Gothenburg - gain amounting to SEK 62 M

Skanska is selling the partly owned Chalmers Science Park office property in Gothenburg. The selling price is SEK 167 M, with a gain of SEK 62 M, which is being reported in the fourth quarter. Skanska's share of the jointly owned property is two thirds, with the remaining third owned by F O Peterson & Söner. Accordingly, 33.3 percent is reported as a minority interest in earnings.

The buyer is the university's real estate company, Chalmersfastigheter AB. Takeover will be during October 2008.

The property, which is located within the campus area of the Chalmers University of Technology, comprises a total of about 10,500 square meters. The original property was constructed in 1987 and was expanded in 1996 with an additional building.

Tenants in the Chalmers Science Park include Volvo, CIT and IQube.

"The acquisition creates an opportunity to develop the campus at Johanneberg. Thereby we can develop our operations further and create a hub for cooperation within sciences in urban planning, materials and energy at Chalmers. Our ambition is to increase cooperation with industry, other universities and society. This is an important factor for the entire region," says Karin Markides, President of Chalmers.

"Together with the university and Business Region Gothenburg, we have contributed to promoting cooperation between the business community and the university. Many new and innovative companies have become established in the science park, where cooperation with the university was a decisive factor in the selection of premises," says Cecilia Fasth, President of Skanska Fastigheter Göteborg AB. "Going forward, we now are focusing on developing new opportunities in the Gothenburg area."

Currently, Skanska's development projects in the Gothenburg area include a new office building in Gårda. It will have a strong environmental profile and will be Gothenburg's' first with the EU's GreenBuilding label. This means that the building's energy consumption will be at least 25 percent lower than what is specified in the Swedish National Board of Housing, Building and Planning's standard for newly constructed buildings.

Skanska Commercial Development Nordic initiates and develops property projects within offices, logistics centers and retail warehouses. Office operations focus on the three large metropolitan regions in Sweden, the Copenhagen region in Denmark and Helsinki, Finland. The development of logistics centers and volume retail properties is conducted in strategic locations in Sweden, Denmark and Finland.

For further information please contact:
Cecilia Fasth, President, Skanska Fastigheter Göteborg AB,
tel +46 70 528 38 15
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

SKANSKA

Press Release

October 1, 2008
13:15 pm CET

Skanska to build motorway in Czech Republic for SEK 890 M, CZK 2.35 billion

Skanska has been contracted to construct a new section of the R49 motorway connecting eastern parts of Czech Republic with Slovakia. Skanska's share of the contract amount totals CZK 2.35 billion, about SEK 890 M, which has been included in orders bookings for the third quarter.

The contract is worth a total of about CZK 6 billion, SEK 2.3 billion. The project will be implemented by a consortium, of which Skanska's share accounts for 39 percent.

The client is the Czech Highway Authority, which is financing the project with support from the state fund for transport infrastructure.

The section of the R49 Motorway will be 16.4 kilometres long, replacing the current I49 main road which passes through several towns. It connects to the D1 motorway from Prague and R55 motorway that will lead south to the town of Hodonín. The project comprises two fly-over crossings and 31 bridges.

Work will commence immediately and the motorway will open for drivers in September 2011 with remaining works being finished by July 2012.

Skanska Czech Republic, the largest construction company in the Czech Republic, had sales of SEK 11 billion in 2007. The company has about 7,000 employees in Czech Republic and Slovakia.

For further information please contact:

Ondrej Such, Press Officer, Skanska Czech Republic,
tel +420 267 095 444
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for the media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

SKANSKA

Press Release

October 1, 2008
13:00 pm CET

Skanska to build hospital in Michigan for USD 56 M, SEK 340 M

Skanska has been awarded the construction management and design-build contract for the William Beaumont Hospital project in Troy, Michigan. The contract amount for Skanska is USD 56 M, SEK 340 M, and will be included in order bookings for the third quarter. The customer is William Beaumont Hospital.

The project is executed in a joint venture with Barton Malow, where Skanska's stake is 51 percent. It broke ground in June 2007 and is scheduled for completion in October 2010. Earlier work has already been included in Skanska's order bookings.

The multi-phased project comprises 51,800 square meters, including a 20,700 square meter emergency center and critical care tower. It also includes a three-story ambulatory care center, a vertical expansion of the West Tower, loading dock and powerhouse expansion, a 500 square meter addition, and a connector bridge linking the existing main campus to the new ambulatory center on the hospital's east campus.

Skanska USA Building is a leading U.S. provider of construction, general contracting, design and design-build services. The company also provides pharmaceutical validation services to clients. Customers represent a broad spectrum of American industries, including the pharmaceutical, healthcare, educational, electronics, infrastructure, sports and entertainment industries. The company is based in Parsippany, New Jersey and has approximately 4,000 employees. Revenues totaled approximately SEK 27 billion in 2007.

For further information please contact:

Tom Crane, Senior Vice President Communication,
Skanska USA Building, tel +1 973 753 3450
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38.
Direct line for media: tel +46 8 753 88 99

This and previous releases can also be found at *<u>www.skanska.com</u>*

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

END